Almaden Enters Into Mill Purchase Option Agreement; Significantly Reduces Capital Cost of Ixtaca "Ramp-Up" Scenario

VANCOUVER, BC -- (Marketwired - October 19, 2015) - Almaden Minerals Ltd. ("Almaden" or the "Company") (TSX: AMM)(NYSE MKT: AAU) is pleased to announce that it has entered into an option agreement entitling it to purchase assets (the "Assets") which, when taken together, constitute the Rock Creek mill. The Rock Creek mill is located just outside of Nome, Alaska. The mill was built to process 7,000 tonnes per day, and includes a three-stage crushing plant, gravity circuit, ball mill, flotation cells and leaching facilities. Also included in the Assets are conveyors, metallurgical and chemical fire assay laboratories, a water treatment plant, full electrical circuitry including generators, and a number of spare parts for the ball mill and crushers. The Rock Creek mill only operated for several months before the mining operation was curtailed in 2008 and has been kept in excellent condition during subsequent care and maintenance.

Highlights of the transaction are as follows:

--  Secures option to purchase 7,000 tpd mill for US$6.50M, exercisable over three years with low front end option payments totaling US$500,000 for
    2015 and US$250,000 in 2016. Almaden has also agreed to issue, subject to regulatory approval including TSX approval, 407,997 common shares;
--  Reduces the initial capital cost estimate of a "ramp-up" scenario for
    Ixtaca by approximately US$70 million, from US$244 million to US$174 million;
--  Enhances project economics and financing alternatives for Ixtaca.

Morgan Poliquin, President and CEO of Almaden, commented: "This is a significant transaction for Almaden. This mill is very well suited to the flow-sheet we envisage at our Ixtaca project in Mexico, and represents the same throughput as we outlined in our 'ramp-up' scenario in our PEA Update announced in September, 2014. Furthermore, we can acquire this infrastructure for substantially less than the cost estimated for brand new equipment in that PEA Update. For several years we have been dealing with very challenging market conditions for mineral exploration and development as metal prices have fallen along with sentiment. At Almaden we have a long-term view and look for the opportunities that such markets bring. We are very excited by the opportunities that this transaction could provide."

Pursuant to the agreement, Almaden has the exclusive right and option to purchase the Assets for a total of US$6,500,000, subject to adjustment in certain circumstances (the "Option"). Almaden has also agreed to issue 407,997 of its common shares upon receipt of regulatory approval to the share issuance. In order to exercise the Option, Almaden must make the following option payments according to the following schedule:

On execution of agreement: US$250,000

On or before Dec. 31, 2015: US$250,000

On or before Mar. 31, 2016: US$250,000

On or before Jun. 15, 2017: US$2,000,000

On or before Jun. 15, 2018: US$3,750,000

Impact on Economics of Ramp-up Scenario

The ramp-up scenario is described in Almaden's September 2014 PEA Update technical report which has been filed on SEDAR and was first announced on September 3, 2014. Unlike the "base case" scenario which contemplated production at a mill throughput of 30,000 tpd, the "ramp-up" scenario starts with a smaller 7,000 tonnes per day mill and ramps up to 30,000 tonnes per day by Year 6, thereby reducing the upfront capital requirements. Moose Mountain Technical Services ("MMTS"), who co-authored the PEA Update announced in September 2014 with Knight Piesold ("KP"), has estimated that this transaction will reduce the initial capital of the ramp-up scenario by approximately US$70M, from US$244M to US$174M. Key elements of the base case and ramp-up scenarios, as previously reported, are as follows:

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             PEA Update Results - $1320/oz Gold, $21/oz Silver
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                                                 Base Case     Ramp-Up Case
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Pre-Tax NPV (5%)                     $MM            842            699
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Pre-Tax IRR                           %             37.2           28.9
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After-Tax NPV (5%)                   $MM            515            427
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After-Tax IRR                         %             28.3           23.2
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Payback Period (post-tax)(1)        Years           2.5            4.5
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Mine Life                           Years            12             15
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                                                                 7,000 and
Production rate                      tpd           30,000       30,000(1)
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Strip ratio                       waste:ore        1.74:1         1.80:1
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Avg. production Gold               oz/year        130,000        103,000
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Avg. production Silver             oz/year       7,788,000      6,148,000
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Initial Capital                      $MM            399            244
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Sustaining Capital                   $MM            110            111
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Expansion Capital                    $MM             0             116
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Cash Production Costs            $/AuEq(2) oz       $595           $638
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(1) Cash Flows, NPV and IRR numbers in the ramp-up case reflect the larger mill expansion capital being financed internally from production revenue. Payback is calculated without including the mill expansion capital in order for a relative understanding of the timing of revenue streams.

(2) AuEq uses a ratio of 62:1 for silver:gold (based on $1320/oz-Au and $21/oz-Ag).

(3) The table above is based on results disclosed in the PEA Update announced on 3 September 2014

The September 2014 PEA Update also examined the sensitivity of the project to lower precious metals prices, and found that at US$1,200/oz gold and US$18/oz silver, the ramp-up scenario generated an after-tax NPV (5%) of US$246M, and an after-tax IRR of 17%.

A summary of anticipated changes to the initial capital costs of the ramp-up scenario is provided below:

                                                ----------------------------
Projected Start-up Capital Costs (Millions $USD) Sept 2014 PEA    Updated
                                                    Ramp-up       Ramp-up
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Site Infrastructure                                  $19.4         $19.4
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TMF and Water Management                             $29.0         $29.0
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Pre-stripping                                        $37.8         $37.8
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Mining Equipment                                      $7.7          $7.7
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Process Plant                                        $105.5        $46.0
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Indirects, EPCM, Contingency and Owner's Costs       $44.1         $34.4
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Total                                               $243.5*       $174.3*
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*Numbers may not add due to rounding

Almaden's September 2014 PEA Update report included a sensitivity analysis on the effects of changes in capital costs on the net present value and internal rate of return of the ramp-up scenario. It was determined that a 20% decrease in initial capital of the ramp-up cost alternative increased the pre-tax IRR to 34% (from 29%) using "base case" metal prices of US$1320/oz gold and US$21/oz silver.

As shown in the table above, acquisition of the mill upon exercise of the Option reduces the initial capital of the ramp-up scenario by 29%. Almaden intends to incorporate the Rock Creek mill into its pre-feasibility work which is ongoing, and which will provide more detail relating to the impact such acquisition will have on the net present value and internal rate of return of the ramp-up scenario.

J. Duane Poliquin, Chairman of Almaden, commented: "Securing this exclusive option further demonstrates Almaden's commitment to shareholder value by pursuing creative opportunities to enhance the economics of our asset base. The Rock Creek mill establishes the 'ramp-up' scenario as the alternative of primary focus as we move towards pre-feasibility."

It should be noted that the PEA and PEA Update are preliminary in nature as they include inferred mineral resources which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. There is no certainty that the PEA or PEA Update forecasts will be realized or that any of the resources will ever be upgraded to reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Background to the Rock Creek Mill

The Rock Creek Mill formed part of the Rock Creek mine which commenced construction in the summer of 2006. Commissioning start-up and systems testing at the mine began in September 2008, but these activities were suspended in November 2008. Since that time the mill has been on care and maintenance, and remains in excellent condition at the mine site.

Major items comprised in the Assets include:

--  Primary jaw crusher and secondary and tertiary cone crushers;
--  Various sizing screens and fine ore stacking conveyer;
--  Ball mill feed conveyer;
--  Semi-batch gravity concentrator;
--  18.4 ft. by 25.63 ft. wet grinding overflow ball mill with dual 2000 kW drives and liners;
--  Four Falcon C4000 continuous gravity concentrators;
--  CIL tanks agitator (including impellers) and discharge pumps;
--  Tailings thickening circuit;
--  Gold room including electrolytic cell, carbon reactivation kiln, and gold melting furnace;
--  Fully-equipped laboratory;
--  Water treatment plant including Pall Aria Ultra water filter and
    Mitsubishi Ozone Generation System;
--  Various pumps, hoists, motors, and spare parts required for mill operation.

A more detailed list of some of the items comprising the Assets as well as recent pictures will be posted on Almaden's website at www.almadenminerals.com. Tracey Meintjes, P.Eng. of MMTS, a qualified person under the meaning of NI 43-101 has reviewed and approved the technical information in this news release.

About Almaden

Almaden owns 100% of the Tuligtic project in Puebla State, Mexico. Tuligtic covers the Ixtaca gold/silver deposit, which was discovered by Almaden in 2010 and currently hosts an N.I. 43-101 compliant Measured and Indicated resource of approximately 93 million tonnes grading 0.55 g/t Au and 32 g/t Ag, for a total of 1.65M ounces of gold and 96.7M ounces of silver. The Ixtaca deposit is located in a developed part of Mexico in Puebla State, the location of significant manufacturing investments including Volkswagen and Audi plants. The project is accessed by paved road and is roughly 20 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clark have facilities. Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage.

On Behalf of the Board of Directors

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to estimated project capital and other project costs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Contact Information:
Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/